Mail Stop 4561

April 5, 2010

Mr. Thomas M. Donnelly
Chief Financial Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

>   **Re: Digital River, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed February 23, 2010**
>   **Item 4.02 Form 8-K/A**
>   **Filed March 9, 2010**
>   **File No. 000-24643**

Dear Mr. Donnelly:

We have completed our review of your Form 8-K and amendment and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief